UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For November 7, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR NYSE share code: HMY
ISIN: ZAE000015228

OPERATIONAL UPDATE
Q1FY18

HARMONY – HIGHER PRODUCTION, INCREASED MARGINS

Johannesburg. Tuesday, 7 November 2017. Harmony Gold Mining Company Limited ("Harmony" or "the company") is pleased to announce its operating results for the first quarter ended 30 September 2017.

"Operational excellence has strengthened our margins at our South African operations significantly. The recently announced Moab Khotsong acquisition will further enhance free cash flows and enforces Harmony's belief that it offers an attractive investment case" said chief executive officer, Peter Steenkamp.

Quarter on quarter, gold production from the South African underground operations increased by 14% due to a 10% increase in ore milled and a 4% increase in recovered grade to 5.35g/t. Increased production resulted in an 8% decrease in all-in sustaining unit costs to R487 581/kg (US$1 151/oz) for the South African underground operations.

At Hidden Valley, the investment plan continued in line with budget and schedule, with waste stripping progressing in line with plan and processing of ore will re-commence by the end of November 2017 following the expected completion of the processing infrastructure upgrade and maintenance activities. Commercial levels of production at Hidden Valley is expected to be achieved during the June 2018 quarter.

All-in sustaining cost for the group decreased by 6% to R488 176/kg (5% to US$1 152/oz) due to increased production. Increased cash flow generated from the South African operations supported the funding of the investment capital at Hidden Valley. Net debt for the company remained low at R906 million (US$67 million) compared to R887 million (US$68 million) at 30 June 2017. Harmony's undrawn existing debt facilities include US$175 million on the US$ dollar facility and a R1 billion revolving credit facility.

Acquisition of Moab Khotsong operations

Harmony announced the acquisition of the Moab Khotsong operations for US$300 million on 19 October 2017. As an experienced pillar mining specialist with the proven ability to mine high grade pillars Harmony sees the potential to optimise Moab Khotsong and Great Noligwa mines. The circular to shareholders regarding the transaction will be posted at the beginning of December 2017.

Wafi-Golpu, Papua New Guinea

The Wafi-Golpu Joint Venture parties continued to progress activity in line with the forward work plan previously communicated, including engagement with the PNG Government on the application for a Special Mining Lease (SML) for the Wafi-Golpu project. The current study work is focused on assessing internally-generated power options, developing deep-sea tailings placement options to compare with terrestrial tailings storage options, and reassessing block cave levels and increased mining rates due to increased knowledge obtained from further drilling undertaken during the year.

The Joint Venture parties are targeting a complete update of the Feasibility Study by the end of the March 2018 quarter. The focus of this work is to further optimise the business case and confirm any amendments necessary to the supporting documents for the SML application. Timing of first production is dependent on the updated study outcomes and the granting of the SML.

Below is a table setting out Harmony's total operating results quarter on quarter:

		Quarter September 2017	Quarter June 2017	Q-on-Q Variance %	Quarter September 2016	Comparative Q-on-Q* Variance %
Gold produced	kg	**9 040**	8 574	5	8 630	5
	oz	**290 644**	275 660	5	277 461	5
Underground grade	g/t	**5.35**	5.16	4	5.01	7
Gold price received	R/kg	**571 664**	561 558	2	605 224	(6)
	US$/oz	**1 350**	1 324	2	1 339	1
Cash operating costs	R/kg	**413 082**	428 779	4	448 117	8
	US$/oz	**975**	1 011	4	991	2
All-in sustaining costs	R/kg	**488 176**	516 845	6	516 116	5
	US$/oz	**1 152**	1 219	5	1 142	(1)
Production profit	R million	**1 397**	1 176	19	1 369	2
	US$ million	**106**	89	19	97	9
Exchange rate	R/US$	**13.18**	13.19	–	14.06	(6)

** September 2017 quarter and September 2016 quarter comparison.*

Quarter-on-quarter operating results tables have been included on pages 2 to 3 (R/metric) and 4 to 5 (US$/imperial).

The operational update report has not been reviewed or audited by the company's external auditors. Detailed financial and operational results are provided on a six-monthly basis at the end of December and June.

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC)

			South Africa																
			Underground production									Surface production							
		Three months ended	Tshepong operations	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Underground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley[1]	Total Harmony
Ore milled	– t'000	**Sep-17**	**485**	**62**	**135**	**182**	**196**	**156**	**169**	**104**	**1 489**	**1 534**	**939**	**458**	**386**	**3 317**	**4 806**	**268**	**5 074**
		Jun-17	426	56	122	168	188	139	162	94	1 355	1 675	–	735	379	2 789	4 144	788	4 932
Yield	– g/tonne	**Sep-17**	**5.80**	**10.45**	**3.61**	**4.82**	**4.46**	**6.77**	**5.01**	**3.41**	**5.35**	**0.133**	**0.121**	**0.365**	**0.80**	**0.24**	**1.82**	**1.12**	**1.79**
		Jun-17	5.23	12.04	3.58	4.05	4.32	8.37	4.12	3.56	5.16	0.134	–	0.418	0.82	0.30	1.89	0.97	1.77
Gold produced	– kg	**Sep-17**	**2 815**	**648**	**488**	**877**	**874**	**1 056**	**847**	**355**	**7 960**	**204**	**114**	**167**	**310**	**795**	**8 755**	**285**	**9 040**
		Jun-17	2 228	674	437	680	812	1 163	668	335	6 997	225	–	307	311	843	7 840	734	8 574
Gold sold	– kg	**Sep-17**	**2 769**	**637**	**502**	**851**	**852**	**1 026**	**833**	**349**	**7 819**	**207**	**123**	**168**	**297**	**795**	**8 614**	**323**	**8 937**
		Jun-17	2 225	673	474	697	797	1 248	668	335	7 117	253	–	312	352	917	8 034	954	8 988
Gold price received	– R/kg	**Sep-17**	**573 748**	**574 392**	**573 002**	**574 951**	**571 019**	**572 912**	**572 887**	**573 037**	**573 353**	**544 522**	**571 057**	**571 292**	**575 003**	**565 672**	**572 644**	**543 805**	**571 664**
		Jun-17	566 638	567 551	563 814	563 537	567 316	562 838	566 157	566 301	565 581	533 676	–	566 109	562 105	555 624	564 445	533 915	561 558
Revenue	(R'000)	**Sep-17**	**1 588 708**	**365 888**	**287 647**	**489 283**	**486 508**	**587 808**	**477 215**	**199 990**	**4 483 047**	**112 716**	**70 240**	**95 977**	**170 776**	**449 709**	**4 932 756**	**164 773**	**5 097 529**
		Jun-17	1 260 770	381 962	267 248	392 785	452 151	702 422	378 193	189 711	4 025 242	135 020	–	176 626	197 861	509 507	4 534 749	447 955	4 982 704
Cash operating cost	(R'000)	**Sep-17**	**1 030 658**	**233 559**	**240 524**	**346 929**	**349 458**	**544 800**	**303 694**	**217 233**	**3 266 855**	**82 179**	**49 793**	**79 277**	**143 715**	**354 964**	**3 621 819**	**104 184**	**3 726 003**
		Jun-17	920 811	213 821	224 390	311 758	353 342	498 741	280 482	207 869	3 011 214	88 057	–	128 491	114 772	331 320	3 342 534	284 507	3 627 041
Inventory movement	(R'000)	**Sep-17**	**(19 312)**	**(2 347)**	**6 240**	**(6 547)**	**(13 390)**	**(17 619)**	**(5 827)**	**(1 734)**	**(60 536)**	**1 328**	**4 889**	**122**	**(8 192)**	**(1 853)**	**(62 389)**	**37 694**	**(24 695)**
		Jun-17	233	24	14 819	9 879	(7 099)	45 946	720	248	64 770	11 662	–	2 900	19 296	33 858	98 628	80 931	179 559
Operating costs	(R'000)	**Sep-17**	**1 011 346**	**231 212**	**246 764**	**340 382**	**336 068**	**527 181**	**297 867**	**215 499**	**3 206 319**	**83 507**	**54 682**	**79 399**	**135 523**	**353 111**	**3 559 430**	**141 878**	**3 701 308**
		Jun-17	921 044	213 845	239 209	321 637	346 243	544 687	281 202	208 117	3 075 984	99 719	–	131 391	134 068	365 178	3 441 162	365 438	3 806 600
Production profit	(R'000)	**Sep-17**	**577 362**	**134 676**	**40 883**	**148 901**	**150 440**	**60 627**	**179 348**	**(15 509)**	**1 276 728**	**29 209**	**15 558**	**16 578**	**35 253**	**96 598**	**1 373 326**	**22 895**	**1 396 221**
		Jun-17	339 726	168 117	28 039	71 148	105 908	157 735	96 991	(18 406)	949 258	35 301	–	45 235	63 793	144 329	1 093 587	82 517	1 176 104
Capital expenditure	(R'000)	**Sep-17**	**203 717**	**15 054**	**64 751**	**64 395**	**79 024**	**66 939**	**29 191**	**29 873**	**552 944**	**–**	**3 814**	**–**	**26 014**	**29 828**	**582 772**	**713 397**	**1 296 169**
		Jun-17	200 217	16 176	62 586	66 914	112 656	87 221	38 255	23 452	607 477	440	41 879	1 642	52 043	96 004	703 481	677 825	1 381 306
Cash operating costs	– R/kg	**Sep-17**	**366 131**	**360 431**	**492 877**	**395 586**	**399 838**	**515 909**	**358 553**	**611 924**	**410 409**	**402 838**	**436 781**	**474 713**	**463 597**	**446 496**	**413 686**	**393 147**	**413 082**
		Jun-17	413 290	317 242	513 478	458 468	435 150	428 840	419 883	620 504	430 358	391 364	–	418 537	369 042	393 025	426 344	459 624	428 779
Cash operating costs	– R/tonne	**Sep-17**	**2 125**	**3 767**	**1 782**	**1 906**	**1 783**	**3 492**	**1 797**	**2 089**	**2 194**	**54**	**53**	**173**	**372**	**107**	**754**	**440**	**739**
		Jun-17	2 162	3 818	1 839	1 856	1 879	3 588	1 731	2 211	2 222	53	–	175	303	119	807	446	758
Cash operating cost and Capital[2]	– R/kg	**Sep-17**	**438 499**	**383 662**	**625 564**	**469 013**	**490 254**	**579 298**	**393 017**	**696 073**	**479 874**	**402 838**	**470 237**	**474 713**	**547 513**	**484 015**	**480 250**	**423 804**	**478 592**
		Jun-17	503 154	341 242	656 696	556 871	573 889	503 837	477 151	690 510	517 178	393 320	–	423 886	536 383	506 909	516 073	521 433	516 466
All-in sustaining cost	– R/kg	**Sep-17**	**446 114**	**404 284**	**564 967**	**489 464**	**491 432**	**597 932**	**408 147**	**708 500**	**487 581**	**403 415**	**444 569**	**472 613**	**559 206**	**482 606**	**487 077**	**519 338**	**488 176**
		Jun-17	514 118	360 645	590 511	575 032	594 376	520 408	495 438	709 593	528 197	395 885	–	357 016	543 032	439 144	517 414	511 392	516 845
Operating free cash flow margin[3]	%	**Sep-17**	**22**	**32**	**(6)**	**16**	**12**	**(4)**	**30**	**(24)**	**15**	**27**	**24**	**17**	**–**	**14**	**15**	**(390)**	**2**
		Jun-17	11	40	(7)	4	(3)	17	16	(22)	10	34	–	26	16	16	11	(105)	–

[1]Ore milled for Hidden Valley includes 31 000 tonnes (Jun-17: 150 000t) that has been capitalised as part of pre-stripping of stages 5 & 6. Gold produced and sold for Hidden Valley includes 20 kilograms (Jun-17: 115kg) that has been capitalised.

[2]Excludes investment capital for Hidden Valley.

[3]Excludes run of mine costs for Kalgold (Sep-17:R-1.114m, Jun-17:R0.[illegible]49m) and Hidden Valley (Sep-17:R10.016m, Jun-17:R42.311m).

2

OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL)

			South Africa																
			Underground production									Surface production							
		Three months ended	Tshepong operations	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Underground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley[1]	Total Harmony
Ore milled	– t'000	**Sep-17**	**535**	**68**	**149**	**201**	**216**	**172**	**186**	**115**	**1 642**	**1 692**	**1 035**	**505**	**426**	**3 658**	**5 300**	**296**	**5 596**
		Jun-17	470	62	135	185	207	153	179	104	1 495	1 847	–	811	418	3 076	4 571	869	5 440
Yield	– oz/ton	**Sep-17**	**0.169**	**0.306**	**0.105**	**0.140**	**0.130**	**0.197**	**0.146**	**0.099**	**0.156**	**0.004**	**0.004**	**0.011**	**0.023**	**0.007**	**0.053**	**0.033**	**0.052**
		Jun-17	0.152	0.350	0.104	0.118	0.126	0.244	0.120	0.104	0.150	0.004	–	0.012	0.024	0.009	0.055	0.028	0.052
Gold produced	– oz	**Sep-17**	**90 505**	**20 834**	**15 690**	**28 196**	**28 100**	**33 951**	**27 232**	**11 413**	**255 921**	**6 559**	**3 665**	**5 369**	**9 967**	**25 560**	**281 481**	**9 163**	**290 644**
		Jun-17	71 632	21 670	14 050	21 862	26 106	37 391	21 477	10 770	224 958	7 234	–	9 870	9 999	27 103	252 061	23 599	275 660
Gold sold	– oz	**Sep-17**	**89 025**	**20 480**	**16 140**	**27 360**	**27 392**	**32 987**	**26 782**	**11 221**	**251 387**	**6 655**	**3 955**	**5 401**	**9 549**	**25 560**	**276 947**	**10 385**	**287 332**
		Jun-17	71 535	21 637	15 239	22 409	25 624	40 124	21 477	10 770	228 815	8 134	–	10 031	11 317	29 482	258 297	30 672	288 969
Gold price received	– $/oz	**Sep-17**	**1 354**	**1 356**	**1 353**	**1 357**	**1 348**	**1 352**	**1 352**	**1 353**	**1 354**	**1 285**	**1 348**	**1 349**	**1 357**	**1 335**	**1 352**	**1 284**	**1 350**
		Jun-17	1 336	1 339	1 330	1 329	1 338	1 327	1 335	1 336	1 334	1 259	–	1 335	1 326	1 310	1 331	1 259	1 324
Revenue	($'000)	**Sep-17**	**120 581**	**27 771**	**21 832**	**37 136**	**36 925**	**44 614**	**36 220**	**15 179**	**340 258**	**8 555**	**5 331**	**7 285**	**12 962**	**34 133**	**374 391**	**12 506**	**386 897**
		Jun-17	95 604	28 964	20 265	29 785	34 286	53 264	28 678	14 386	305 232	10 238	–	13 393	15 004	38 635	343 867	33 968	377 835
Cash operating cost	($'000)	**Sep-17**	**78 226**	**17 727**	**18 256**	**26 332**	**26 524**	**41 350**	**23 050**	**16 488**	**247 953**	**6 237**	**3 779**	**6 017**	**10 908**	**26 941**	**274 894**	**7 907**	**282 801**
		Jun-17	69 825	16 213	17 015	23 641	26 793	37 819	21 269	15 762	228 337	6 677	–	9 744	8 702	25 123	253 460	21 573	275 033
Inventory movement	($'000)	**Sep-17**	**(1 466)**	**(178)**	**474**	**(497)**	**(1 016)**	**(1 337)**	**(442)**	**(132)**	**(4 594)**	**101**	**371**	**9**	**(622)**	**(141)**	**(4 735)**	**2 861**	**(1 874)**
		Jun-17	17	2	1 124	749	(538)	3 484	55	19	4 912	884	–	220	1 463	2 567	7 479	6 137	13 616
Operating costs	($'000)	**Sep-17**	**76 760**	**17 549**	**18 730**	**25 835**	**25 508**	**40 013**	**22 608**	**16 356**	**243 359**	**6 338**	**4 150**	**6 026**	**10 286**	**26 800**	**270 159**	**10 768**	**280 927**
		Jun-17	69 842	16 215	18 139	24 390	26 255	41 303	21 324	15 781	233 249	7 561	–	9 964	10 165	27 690	260 939	27 710	288 649
Production profit	($'000)	**Sep-17**	**43 821**	**10 222**	**3 102**	**11 301**	**11 417**	**4 601**	**13 612**	**(1 177)**	**96 899**	**2 217**	**1 181**	**1 259**	**2 676**	**7 333**	**104 232**	**1 738**	**105 970**
		Jun-17	25 762	12 749	2 126	5 395	8 031	11 961	7 354	(1 395)	71 983	2 677	–	3 429	4 839	10 945	82 928	6 258	89 186
Capital expenditure	($'000)	**Sep-17**	**15 462**	**1 143**	**4 915**	**4 888**	**5 999**	**5 081**	**2 216**	**2 266**	**41 970**	**–**	**289**	**–**	**1 975**	**2 264**	**44 234**	**54 147**	**98 381**
		Jun-17	15 182	1 226	4 747	5 074	8 543	6 614	2 901	1 779	46 066	33	3 175	125	3 946	7 279	53 345	51 399	104 744
Cash operating costs	– $/oz	**Sep-17**	**864**	**851**	**1 164**	**934**	**944**	**1 218**	**846**	**1 445**	**969**	**951**	**1 031**	**1 121**	**1 094**	**1 054**	**977**	**928**	**975**
		Jun-17	975	748	1 211	1 081	1 026	1 011	990	1 464	1 015	923	–	987	870	927	1 006	1 084	1 011
Cash operating costs	– $/t	**Sep-17**	**146**	**261**	**123**	**131**	**123**	**240**	**124**	**143**	**151**	**4**	**4**	**12**	**26**	**7**	**52**	**30**	**51**
		Jun-17	149	262	126	128	129	247	119	152	153	4	–	12	21	8	55	31	52
Cash operating cost and Capital[2]	– $/oz	**Sep-17**	**1 035**	**906**	**1 477**	**1 107**	**1 157**	**1 368**	**928**	**1 643**	**1 133**	**951**	**1 110**	**1 121**	**1 293**	**1 143**	**1 134**	**1 000**	**1 130**
		Jun-17	1 187	805	1 549	1 313	1 354	1 188	1 125	1 629	1 220	928	–	1 007	1 265	1 196	1 217	1 230	1 218
All-in sustaining cost	– $/oz	**Sep-17**	**1 053**	**954**	**1 334**	**1 156**	**1 160**	**1 412**	**964**	**1 672**	**1 151**	**952**	**1 049**	**1 116**	**1 320**	**1 139**	**1 150**	**1 224**	**1 152**
		Jun-17	1 213	851	1 393	1 356	1 402	1 227	1 169	1 674	1 246	934	–	842	1 281	1 036	1 220	1 201	1 219
Operating free cash flow margin[3]	%	**Sep-17**	**22**	**32**	**(6)**	**16**	**12**	**(4)**	**30**	**(24)**	**15**	**27**	**24**	**17**	**–**	**14**	**15**	**(390)**	**2**
		Jun-17	11	40	(7)	4	(3)	17	16	(22)	10	34	–	26	16	16	11	(105)	–

[1]Ore milled for Hidden Valley includes 34 000 tons (Jun-17: 165 000t) that has been capitalised as part of pre-stripping of stages 5 & 6. Gold produced and sold for Hidden Valley includes 643 ounces (Jun-17: 3697oz) that has been capitalised.

[2]Excludes investment capital for Hidden Valley.

[3]Excludes run of mine costs for Kalgold (Sep-17:US$-0.084m, Jun-17:US$0.018m) and Hidden Valley (Sep-17:US$0.76m, Jun-17:US$3.208m).

CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS

PT Motsepe* *(chairman)*
FFT De Buck*^ *(lead independent director)*
JM Motloba*^ *(deputy chairman)*
PW Steenkamp *(chief executive officer)*
F Abbott *(financial director)*
JA Chissano*1^, KV Dicks*^, Dr DSS Lushaba*^
HE Mashego**, M Msimang*^, KT Nondumo*^
VP Pillay*^, JL Wetton*^, AJ Wilkens*

* *Non-executive*
** *Executive*
^ *Independent*
1 *Mozambican*

INVESTOR RELATIONS

E-mail: HarmonyIR@harmony.co.za
Telephone: +27 11 411 2314
Website: www.harmony.co.za

COMPANY SECRETARY

Telephone: +27 11 411 2094
E-mail: companysecretariat@harmony.co.za

TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 11 713 0800
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 2450

ADR* DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-800-937-5449
Int: +1-718-921-8137
Fax: +1-718-765-8782
**ADR: American Depositary Receipts*

SPONSOR

JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc.: HMY

REGISTRATION NUMBER:

1950/038232/06
Incorporated in the Republic of South Africa

ISIN:

ZAE 000015228

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2017 is available on our website (www.harmony.co.za/investors)

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words "targets", "believes", "expects", "aims" "intends" "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the company's latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

www.harmony.co.za

ELDRÉ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 7, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director